Exhibit 99.1

HLS Systems International Announces Stock Buy-Back Plan and

Cancellation of Future Annual Incentive Share Plan

Beijing, China – June 18, 2009 – HLS Systems International, Ltd. (NASDAQ: HOLI) ("HLS" or the "Company"), a leading automation and control systems and products provider in China, announced today that its Board of Directors has authorized the establishment of a share repurchase program for the Company to purchase up to 3 million shares of its common stock on the open market with an expiration date of March 31, 2010. The share repurchase will be cash-financed by HLS’ positive cash flow from operation. The timing of such purchases will be determined by HLS’ management taking into consideration of market conditions, stock prices, and other factors.

Dr. Changli Wang, HLS’ Chief Executive Officer, stated, "HLS’ establishment of a stock repurchase plan is a strong demonstration of our commitment to leveraging our strong cash position in order to maximize long-term returns for our shareholders. With our operations generating an average of $10 million cash flow each quarter in this fiscal year, we plan to continue showing our commitment through future corporate actions and initiatives."

The Company also announced that it has cancelled its incentive share plan, which totaled 7 million remaining shares in aggregate for the years of 2009, 2010, and 2011, through the immediate issuance of 4 million shares to its Chinese subsidiaries’ original selling shareholders. The incentive share plan was part of the merger agreement between Gifted Time Holdings and Chardan North Acquisition Corp., in which HLS Systems International was created. Under the terms of the merger agreement, the Company was obligated to issue to the original selling shareholders up to 11 million shares over 5 years, commencing in 2007 (2 million shares per year for the first four years and 3 million shares in the fifth year) should the Company achieve certain pre-determined comprehensive income targets. The selling shareholders previously earned 4 million shares under this plan in 2007 and 2008.

Dr. Wang stated, "We are pleased that the original selling shareholders have agreed to cancel the future years’ incentive share program, which totaled 7 million remaining shares, through the immediate issuance of 4 million shares. We expect that the cancellation of this future annual incentive share plan will significantly reduce, from 15.2% to 8.7%, the potential dilutive effects of such issuances on HLS’ issued and outstanding shares, based on 46 million shares currently issued and outstanding. We believe that this will clean up our capital structure by eliminating the last SPAC transaction overhang, and will enable management to focus on achieving the Company’s long-term growth targets. Given the burgeoning opportunities for China’s high-speed rail and nuclear industries, we expect to continue to leverage HLS’ substantial cash position and listed company advantage to increase our competitive advantages and further establish our position as a market leader."

About HLS Systems International

HLS Systems International is a leading automation and control systems and products provider in China. Founded in 1993, HLS has approximately 2,100 employees with 9 sales centers and 13 service centers in 21 cities in China with over 1700 customers in industrial, railway & nuclear industries. Its product lines include Distributed Control Systems (DCS) and Programmable Logic Controllers (PLC), high-speed railway Train Control Centers (TCC) and Automatic Train Protection (ATP), and safety controls for nuclear power plants. HLS is the only certified domestic automation control systems provider to the nuclear industry in China. HLS is also one of only five automation control systems and products providers approved by China’s Ministry of Railways in the 200km to 250km high-speed rail segment, and is one of only two automation control systems and products providers approved in the 300km to 350km high-speed rail segment.

HLS Systems International, Ltd. June 18, 2009	Page 2

Safe Harbor

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the impact of the Company’s stock repurchase plan and the agreement to cancel the Company’s future incentive share program with its Chinese Subsidiaries’ selling shareholders on the Company’s business and operations; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

###

Contact information:
HLS Systems International, Ltd.
www.hollysys.com
Jennifer Zhang
Investor Relations
(8610) 5898-1386
investors@hollysys.com
Or
Serena Wu
Investor Relations
646-593-8125
serena.wu@hollysys.com